UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LINCOLN NATIONAL CORPORATION

(Name of Subject Company (Issuer))

LINCOLN NATIONAL CORPORATION, as Issuer

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

(Title of Class of Securities)	(CUSIP Number of Class of Securities)
Depositary Shares, each representing a 1/25th interest in a share of 9.250% Fixed Rate Reset Non-Cumulative Preferred Stock, Series C	534187BR9
Depositary Shares, each representing a 1/1,000th interest in a share of 9.000% Non-Cumulative Preferred Stock, Series D	534187885

Nancy A. Smith

Senior Vice President and Secretary

Lincoln National Corporation

150 N. Radnor-Chester Road

Radnor, PA 19087

(484) 583-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Nicholas G. Demmo

Kathryn Gettles-Atwa

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Lincoln National Corporation, an Indiana corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with two concurrent but separate offers (the “Offers”) by the Company to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer Documents”), up to $500,000,000 in aggregate Liquidation Preference of its outstanding depositary shares, representing fractional interests in certain series of its preferred stock (collectively, the “Depositary Shares” and, each series of Depositary Shares, a “series” of Depositary Shares), as listed in Item 2 below, subject to the priority terms described in the Offer to Purchase. Capitalized terms used but not defined in this Schedule TO shall have the meanings ascribed to them in the Offer to Purchase.

Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offers will expire at 5:00 p.m., New York City time, on September 8, 2026, unless extended or earlier terminated by the Company (the “Expiration Date”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act. All information set forth in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated by reference in response to Items 1 through 13 of this Schedule TO, as more particularly set forth below.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company is Lincoln National Corporation. The address of Lincoln National Corporation’s principal executive offices is: 150 N. Radnor-Chester Road, Radnor, Pennsylvania 19087, and its telephone number at its principal executive offices is: (484) 583-1400.

(b) Securities. The subject classes of securities, the aggregate Liquidation Preference of the outstanding Depositary Shares of each such class and the number of Depositary Shares of each such class outstanding as of the date hereof are as follows:

Depositary Shares Representing Fractional Interests in Series of Lincoln National Corporation Preferred Stock	Aggregate Liquidation Preference Outstanding	Number of Depositary Shares Outstanding
Depositary Shares, each representing a 1/25th interest in a share of 9.250% Fixed Rate Reset Non-Cumulative Preferred Stock, Series C (the “Series C Depositary Shares”)	$500,000,000	500,000
Depositary Shares, each representing a 1/1,000th interest in a share of 9.000% Non-Cumulative Preferred Stock, Series D (the “Series D Depositary Shares”)	$500,000,000	20,000,000

(c) Trading Market and Price. The information set forth in Section 7, “Historical Price Range of the Series D Depositary Shares; Dividends,” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Lincoln National Corporation is the filing person and subject company. The information set forth under Item 2(a) above and in Section 9, “Certain Information Concerning Lincoln National Corporation,” of the Offer to Purchase is incorporated herein by reference.

As required by General Instruction C to Schedule TO, the following persons are the directors of Lincoln National Corporation:

Name	Position
Deirdre P. Connelly	Director
Ellen G. Cooper	Director
William H. Cunningham	Director
Reginald E. Davis	Director
Eric G. Johnson	Director
Gary C. Kelly	Director
M. Leanne Lachman	Director
Dale LeFebvre	Director
James Morris	Director
Owen Ryan	Director

As required by General Instruction C to Schedule TO, the following persons are the executive officers of Lincoln National Corporation:

Name	Title
Nilanjan Adhya	Executive Vice President, Chief AI, Data and Analytics Officer
Craig T. Beazer	Executive Vice President, General Counsel and Chief Governance Officer
Curtis Chesney	Executive Vice President, President of Annuities
Adam M. Cohen	Senior Vice President, Interim Chief Financial Officer, Chief Accounting Officer and Treasurer
Ellen G. Cooper	Chairman, President and Chief Executive Officer
John C. Kennedy	Executive Vice President, Chief Distribution and Brand Officer
John G. Morriss	Executive Vice President and Chief Investment Officer
James Reid	Executive Vice President, President, Workplace Solutions
Paul Spurr	Executive Vice President, Chief Risk Officer and Chief Actuary
Darrel Tedrow	Executive Vice President, President of Life Insurance and Retail Shared Services
Sean N. Woodroffe	Executive Vice President, Chief People, Communications and Enterprise Services Officer

The business address and telephone number of each of the above directors and executive officers of Lincoln National Corporation is c/o Lincoln National Corporation, 150 N. Radnor-Chester Road, Radnor, Pennsylvania 19087, telephone number (484) 583-1400.

No single person or group of persons controls Lincoln National Corporation.

Item 4. Terms of the Transaction.

(a) Material Terms.

(a)(1)(i) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 1, “Terms of the Offers; Number of Depositary Shares; Expiration Date,” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth on the cover page of the Offer to Purchase, in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 1, “Terms of the Offers; Number of Depositary Shares; Expiration Date,” Section 5, “Purchase of Depositary Shares and Payment of Purchase Price; Return of Unpurchased Depositary Shares,” and Section 8, “Source and Amount of Funds,” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 1, “Terms of the Offers; Number of Depositary Shares; Expiration Date,” and Section 15, “Extensions of the Offers; Termination; Amendment,” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 1, “Terms of the Offers; Number of Depositary Shares; Expiration Date,” and Section 15, “Extensions of the Offers; Termination; Amendment,” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 4, “Withdrawal Rights,” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 3, “Procedures for Tendering the Depositary Shares,” and Section 4, “Withdrawal Rights,” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 3, “Procedures for Tendering the Depositary Shares,” and Section 5, “Purchase of Depositary Shares and Payment of Purchase Price; Return of Unpurchased Depositary Shares,” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth on the cover page of the Offer to Purchase, in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 1, “Terms of the Offers; Number of Depositary Shares; Expiration Date,” and Section 5, “Purchase of Depositary Shares and Payment of Purchase Price; Return of Unpurchased Depositary Shares,” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x) Not applicable.

(a)(1)(xi) The information set forth in Section 14, “Accounting Treatment,” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 3, “Procedures for Tendering the Depositary Shares,” and Section 13, “Certain Material U.S. Federal Income Tax Considerations,” of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i)-(vii) Not applicable.

(b) Purchases. The information set forth in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Depositary Shares,” of the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Section 9, “Certain Information Concerning Lincoln National Corporation,” and Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Depositary Shares,” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 2, “Purpose of the Offers,” of the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 2, “Purpose of the Offers,” and Section 11, “Effects of the Offers on the Market for the Depositary Shares,” of the Offer to Purchase is incorporated herein by reference.

(c)(1)-(10) Plans. Except for the information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 2, “Purpose of the Offers,” Section 8, “Source and Amount of Funds” and Section 11, “Effects of the Offers on the Market for the Depositary Shares,” of the Offer to Purchase, which are incorporated herein by reference, as of the date hereof, Lincoln National Corporation does not have any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 8, “Source and Amount of Funds,” of the Offer to Purchase is incorporated herein by reference.

(b) Conditions. None.

(d) Borrowed Funds. None.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Depositary Shares,” of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Depositary Shares,” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in Section 16, “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Certain Significant Considerations” and in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Depositary Shares,” and Section 12, “Legal Matters; Regulatory Approvals,” of the Offer to Purchase is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the U.S. Securities and Exchange Commission (the “SEC”) after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offers to the extent required by Rule 13e-4(d)(2) under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

Item 12(a). Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated August 10, 2026*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Retail Processing Dealer Form*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Press Release, dated August 10, 2026*

(b)	Not applicable

(d)(1)	Restated Articles of Incorporation of Lincoln National Corporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on August 14, 2017).

(d)(2)	Articles of Amendment of the Restated Articles of Incorporation of Lincoln National Corporation designating the 9.250% Fixed Rate Reset Non-Cumulative Preferred Stock, Series C, dated November 18, 2022 (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 22, 2022).

(d)(3)	Articles of Amendment of the Restated Articles of Incorporation of Lincoln National Corporation designating the 9.000% Non-Cumulative Preferred Stock, Series D, dated November 18, 2022 (incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the SEC on November 22, 2022).

(d)(4)	Deposit Agreement with respect to the 9.250% Fixed Rate Reset Non-Cumulative Preferred Stock, Series C, dated November 22, 2022, by and among the Company, Equiniti Trust Company, as depositary, and the holders from time to time of the depositary receipts described therein (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 22, 2022).

(d)(5)	Deposit Agreement with respect to the 9.000% Non-Cumulative Preferred Stock, Series D, dated November 22, 2022, by and among the Company, Equiniti Trust Company, as depositary, and the holders from time to time of the depositary receipts described therein (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the SEC on November 22, 2022).

(d)(6)	Form of 9.250% Fixed Rate Reset Non-Cumulative Preferred Stock, Series C, Stock Certificate (included as Exhibit A to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 22, 2022).

(d)(7)	Form of 9.000% Non-Cumulative Preferred Stock, Series D, Stock Certificate (included as Exhibit A to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the SEC on November 22, 2022).

(d)(8)	Form of Depositary Receipt with respect to the 9.250% Fixed Rate Reset Non-Cumulative Preferred Stock, Series C (included as Exhibit A to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 22, 2022).

(d)(9)	Form of Depositary Receipt with respect to the 9.000% Non-Cumulative Preferred Stock, Series D (included as Exhibit A to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the SEC on November 22, 2022).

Exhibit Number	Description

(g)	Not applicable

(h)	Not applicable

107	Filing Fee Table.*

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2026	LINCOLN NATIONAL CORPORATION

	By:	/s/ Adam M. Cohen
Name: Adam M. Cohen
Title: Senior Vice President, Interim Chief Financial Officer, Chief Accounting Officer and Treasurer